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                     July 17, 2020

       Craig Shore
       Chief Financial Officer
       InspireMD, Inc.
       4 Menorat Hamaor Street
       Tel Aviv, Israel 6744832

                                                        Re: InspireMD, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 2, 2020
                                                            File No. 001-35731

       Dear Mr. Shore:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences